GOLDMAN SACHS VARIABLE INSURANCE TRUST
71 South Wacker Drive
Suite 500
Chicago, Illinois 60606
October 27, 2005
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Trust”)/ Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A (1933 Act Registration No. 333-35883) (1940 Act Registration No. 811-08361)
Ladies and Gentlemen:
     Attached is a memorandum which summarizes the staff’s comments on Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) and the Trust’s responses to such comments.
     The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment. The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Post-Effective Amendment may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Post-Effective Amendment. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

Goldman Sachs Variable Insurance Trust

By:	/s/ Howard B. Surloff

Howard B. Surloff
Secretary

MEMORANDUM

TO:	Alison White	CC:	Benjamin Archibald
Peter Bonanno
Jeffrey A. Dalke
FROM:	Kenneth L. Greenberg

DATE:	October 27, 2005

RE:	Goldman Sachs Variable Insurance Trust/Post-Effective Amendment No. 12
(Initial Registration of Service Share Class)
(1933 Act Registration No. 333-35883) (1940 Act Registration No. 811-08361)

     This memorandum summarizes the comments on Post-Effective Amendment No. 12 (the “Amendment”) to the Registrations Statement of Goldman Sachs Variable Insurance Trust (the “Registrant”) which were conveyed by you by telephone on October 6, 2005 and the Registrant’s responses.
Prospectus
1.	Comment: As drafted, certain financial disclosure in this prospectus and statement of additional information assumes that the reorganization was approved by shareholders and consummated. Please explain supplementally what registrant will do with these documents if the reorganization is not approved by shareholders.

Response: Currently, prior to the receipt of shareholder approval, the Registrant intends to accompany the prospectus and statement of additional information with a sticker which discloses that the reorganization has not yet occurred. Once shareholder approval is received, the Registrant will remove the sticker from the prospectus and statement of additional information. In the event some of the Funds but not all of the Funds of the Allmerica Investment Trust approve the reorganization, the Registrant will revise the prospectus sticker to indicate which Funds did not approve the reorganization. In addition, the prospectus and statement of additional information would be refiled with the Commission, and any financial information relating to Allmerica Funds which did not approve the reorganization would be removed. In the unlikely event that none of the Allmerica Funds approve the reorganization, the Registrant would refile the prospectus and statement of additional information with the Commission and any financial information relating to the Funds which did not approve the reorganization would be removed.

2.	Comment: Please explain supplementally why a new Service Share class is being created. Also, state supplementally whether the existing class of shares is included in post-effective amendment number 12.

Response: The new Service Share class is being created in connection with the adoption of a Distribution and Service Plan under Rule 12b-1 for Service Shares. The Distribution and Service Plan will provide payments to finance activities related to the distribution of the Funds’ Service Shares and may also be used for personal and account maintenance services performed and expenses incurred in connection with Service Shares. It is anticipated that the Distribution and Service Plan will benefit the Funds and their shareholder in several ways. First, the payments will help facilitate the distribution of Service Shares to investors and assist in the servicing of shareholders who purchase Service Shares. In this regard, Registrant believes that during the recent past many mutual funds sold to insurance company separate accounts have adopted 12b-1 distribution and service plans, and that these funds have achieved favorable asset growth relative to funds that have not adopted such plans. This growth would indicate the acceptance and value of the services provided under the plans to funds and the shareholders. Second, Registrant has considered the level of asset growth it has achieved since its inception in 1997; the fact that since its inception, it has liquidated several funds that had low assets; and also the fact that part of the operating expenses of certain of Registrant’s portfolios are being subsidized through expense reimbursements of the investment adviser. The Distribution and Service Plan is expected to help address these circumstances so that Registrant’s portfolios can reach and maintain optimal asset sizes; be able to bear their expenses; and, if possible, reduce the per share cost of their fixed expenses.

The Amendment only contains a prospectus and statement of additional information for Registrant’s Service Share class. The Registrant’s other class will continue to be sold under its current prospectus and statement of additional information.

3.	Text: Pages 24-30, “Fund Performance Section.”

Comment: Add a footnote to each bar chart which states that the “returns are for a class that is not offered in this prospectus that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.”

Response: Revised as requested.

4.	Text: Pages 75-76, “Appendix C- Prior Performance of Similarly Advised Accounts of the Investment Adviser.”

Comments:
a) If any substantially similar accounts were excluded from the composite either include them or represent that their exclusion will not be misleading.

b) Confirm that the Fund expenses used in calculating performance were higher than the expenses of the composite.
Response:
a) The Registrant’s investment adviser has confirmed that no substantially similar accounts were excluded from the composites.

b) The performance composites contained in the prospectus are based on the investment adviser’s institutional account performance composites. The performance presented in the prospectus contains the gross returns of all the accounts/mutual funds in the institutional account performance composite which have been adjusted to reflect the estimated annual fund operating expenses (both before and after waivers) of the Service Shares of the applicable Funds of the Registrant. The Registrant’s investment adviser has confirmed that each Fund’s annual operating expenses used in calculating the performance presented in the prospectus were higher than those used in the investment adviser’s institutional account performance composites (which include the gross returns of accounts/mutual funds after deduction of the highest institutional advisory fee based on the applicable institutional account fee schedule in the investment adviser’s Form ADV filing.).
Statement of Additional Information
5.	Text: Pages B-81-82, paragraphs relating to the Board consideration of the management agreement. The seventh sentence of the first full paragraph on page B-81 and the third sentence on page B-82 states: “In addition, the Trustees considered ... potential economies of scale.”

Comment: State what the Board concluded about the potential economies of scale.

Response: With respect to the disclosure relating to the Board’s consideration of the management agreement for the existing Funds of the Registrant (i.e., the CORE U.S. Equity, CORE Small Cap Equity, Capital Growth, Growth and Income, Mid Cap Value and International Equity Funds), the disclosure has been replaced with a cross-reference to the expanded disclosure that is contained in the Registrant’s annual reports for the fiscal period ended June 30, 2005.

With respect to the disclosure relating to the Board’s consideration of the management agreement for the newly established Funds of the Registrant (i.e., the Growth Opportunities, Equity Index, Government Income, Core Fixed Income and Money Market Funds) conclusions addressing the potential economies of scale have been added. See Exhibit A.

6.	Text: Pages B-81-82, paragraphs relating to the Board consideration of the management agreement.

Comment: Consider expanding the disclosure to discuss how the Board evaluated the listed factors when approving the management agreement.

Response: With respect to the disclosure relating to the Board’s consideration of the management agreement for the existing Funds of the Registrant (i.e., the CORE U.S. Equity, CORE Small Cap Equity, Capital Growth, Growth and Income, Mid Cap Value and International Equity Funds), the disclosure has been replaced with a cross-reference to the expanded disclosure that is contained in the Registrant’s annual reports for the fiscal period ended June 30, 2005.

With respect to the disclosure relating to the Board’s consideration of the management agreement for the newly established Funds of the Registrant (i.e., the Growth Opportunities, Equity Index, Government Income, Core Fixed Income and Money Market Funds), expanded disclosure has been added. See Exhibit A.

7.	Text: Page B-83, last sentence states: “Effective April 29, 2005, the CORE U.S. Equity Fund entered into a fee reduction commitment with the Investment Adviser to permanently reduce the management fee for the Fund to an annual rate of 0.65% of the average daily net assets of the Fund.”

Comment: Clarify the disclosure relating to the history of the management fee changes of the CORE U.S. Equity Fund. Please make clear what was in place on July 1, 2005, on April 29, 2005 and before April 29, 2005.

Response: Revised as requested. See Exhibit B. Prior to April 29, 2005, the CORE U.S. Equity Fund had a contractual rate of 0.70% of the Fund’ average daily net assets. Beginning April 29, 2005, the fee was permanently reduced by 0.65% of the Fund’s average daily net assets when the Fund entered into a written fee reduction commitment with the investment adviser. On July 1, 2005, the investment adviser implemented a voluntary fee reduction by imposing the following break points:

	Over $1 billion
First $1 billion	up to $2 billion	Over $2 billion
0.65%	0.59%	0.56%

8.	Text: Page 87, “Portfolio Managers- Other Accounts Managed by the Portfolio Managers.”

Comment: Please provide the staff with a completed chart for review.

Response: Attached as Exhibit C is a revised chart which contains the missing information.
     If you have any questions or comments concerning this memorandum, please contact me at (215) 988-1152. The effective date of the Amendment will be November 4, 2005. However, if these responses are satisfactory, the Registrant would like to have the effective date accelerated to a date as early as possible in October. To accomplish this goal, the Registrant intends to re-file the prospectus and statement of additional information in another post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 along with a request that the filing’s effective date be accelerated to the date of filing of such post-effective amendment or a date as soon thereafter as practicable.

Exhibit A
     The Management Agreement for the CORE U.S. Equity, CORE Small Cap Equity, Capital Growth, Growth and Income, Mid Cap Value and International Equity Funds was initially approved by the Trustees, including a majority of the Trustees who are not parties to the Management Agreement or “interested persons” (as such term is defined in the Act) of any party thereto (the “non-interested Trustees”), on October 21, 1997. The Management Agreement with respect to these Funds was most recently approved by the Trustees, including a majority of the Trustees who are not parties to the Management Agreement or “interested persons” of any party thereto, on June 15, 2005. A discussion regarding the Board of Trustees’ basis for approving the Management Agreement is available in the Trust’s semi-annual reports dated June 30, 2005.
     The Management Agreements were approved by the Trustees, including a majority of the non-interested Trustees, with respect to the Growth Opportunities, Equity Index, Government Income, Core Fixed Income and Money Market Funds on August 4, 2005. At that meeting the Board of Trustees reviewed the written and oral presentations provided by the Investment Adviser in connection with the Trustees’ consideration of the Management Agreements. The Trustees also reviewed, with the advice of legal counsel, their responsibilities under applicable law and met in executive session without representatives of the Investment Adviser present. Among other things, the Trustees reviewed the Management Agreements as they applied to the Funds, including information regarding the terms of the Management Agreements; the fees and expenses to be paid by the Funds; the spread between the Investment Adviser’s management fee for the Equity Index Fund and the Sub-Adviser’s sub-advisory fee for that Fund; the Investment Adviser’s proposal to reimburse certain expenses of the Funds that exceed a specified level; the Investment Adviser’s proposal to waive voluntarily a portion of its management fee with respect to the Equity Index Fund; other benefits to be derived by the Investment Adviser and its affiliates from their relationships with the Funds; and a comparison of the Funds’ fees and expenses with those paid by other similar mutual funds. The Trustees also considered the investment performance of other similar mutual funds managed by the Investment Adviser, which the Trustees believed to have been competitive.
     In connection with their approval of the Management Agreements for the Funds, the Trustees gave weight to various factors, but did not identify any particular factor as controlling their decision. As part of their review, the Trustees considered the nature, extent and quality of the services provided by the Investment Adviser. In this regard, the Trustees considered both the investment advisory services and the other, non-advisory, services to be provided to the Funds by the Investment Adviser and its affiliates. These services include services as the Funds’ transfer agent, securities lending agent and distributor. The Trustees believed that the Investment Adviser was able to provide quality services to the Funds.
     The Trustees also considered the contractual fee rates payable by the Funds (some of which included fee breakpoints) under the Management Agreements. In this regard, information on the fees payable by the Funds and the Funds’ total operating expense ratios were compared to similar information for mutual funds advised by other, unaffiliated investment management firms. The comparisons of the Funds’ fee rates and total operating expense ratios were prepared by a third-party consultant. These comparisons assisted the Trustees in evaluating the reasonableness of the management fees paid by the Funds.

     The Trustees also considered the breakpoints in the contractual fee rates payable by the Growth Opportunities, Government Income and Core Fixed Income Funds under their Management Agreement. In approving these fee breakpoints, the Trustees considered the Investment Adviser’s potential economies of scale, and whether the Funds and their shareholders would participate in the benefits of these economies. In this regard, the Trustees considered the amount of assets in the Funds, and information comparing fee rates charged by the Investment Adviser with fee rates charged by other, unaffiliated investment managers to other mutual funds. The Trustees agreed that the fee breakpoints were a way to ensure that benefits of scalability would be passed along to shareholders at the specified asset levels. In addition, with respect to the Equity Index Fund, the Trustees considered the Investment Adviser’s proposed voluntary management fee waiver and the Fund’s future growth prospects and, with respect to the Money Market Fund, the Trustees considered the relatively lower asset level that was expected when the Fund commenced operations. With respect to all of the Funds, the Trustees considered information relating to the Investment Adviser’s past revenues and costs with respect to the Trust and its Funds.
     The Trustees also considered the other benefits that would be derived by the Investment Adviser and its affiliates from the Funds, including the fees received by them for transfer agency, securities lending, brokerage and distribution services, as well as the brokerage and research services that may be received by the Investment Adviser in connection with the placement of brokerage transactions for the Funds.
     After deliberation and consideration of these matters, the Trustees concluded that the management fees paid by Funds were reasonable in light of the services to be provided by the Investment Adviser, and the Funds’ reasonably foreseeable asset levels, and that the Management Agreements should be approved.
     The Management Agreements will remain in effect with respect to these Funds until June 30, 2006 and will continue in effect with respect to each Fund from year to year thereafter provided such continuance is specifically approved at least annually by (i) the vote of a majority of the Fund’s outstanding voting securities or a majority of the Trustees of the Trust, and (ii) the vote of a majority of the non-interested Trustees of the Trust, cast in person at a meeting called for the purpose of voting on such approval. Each Management Agreement will terminate automatically with respect to a Fund if assigned (as defined in the Act). Each Management Agreement is also terminable at any time without penalty by the Trustees of the Trust or by vote of a majority of the outstanding voting securities of a Fund on 60 days’ written notice to the Investment Adviser and by the Investment Adviser on 60 days’ written notice to the Trust.
...
     The Sub-Advisory Agreement between the Investment Adviser and the Sub-Adviser with respect to the Equity Index Fund was approved by the Trustees, including a majority of the non-interested Trustees, on August 4, 2005. At that meeting the Board of Trustees reviewed the written and oral presentations provided by the Investment Adviser and Sub-Adviser in connection with the Trustees’ consideration of the Sub-Advisory Agreement. The Trustees also reviewed, with the advice of legal counsel, their responsibilities under applicable law and met in executive session without representatives of the Investment Adviser and Sub-Adviser present. Among other things, the Trustees reviewed the Sub-Advisory Agreement as it applied to the Equity Index Fund, including information regarding the terms of the Sub-Advisory Agreement; the fees to be paid to the Sub-Adviser; and a comparison of the Fund’s fees and expenses with those paid by other similar mutual funds. The Trustees also considered the investment performance of other similar clients managed by the Sub-Adviser. The Trustees believed that the Sub-Adviser had been able to track the investment returns of the S&P 500 Index for its other clients.
     In connection with their approval of the Sub-Advisory Agreement for the Equity Index Fund, the Trustees gave weight to various factors, but did not identify any particular factor as controlling their decision. As part of their review, the Trustees considered the nature, extent and quality of the services provided by the Sub-Adviser. In this regard, the Trustees considered, among other things, the Sub-Adviser’s experience in index investing and its compliance policies and procedures and code of ethics. The Trustees believed that the Sub-Adviser was able to provide quality services to the Fund.
     The Trustees also considered the contractual fee rates payable under the Sub-Advisory Agreement. In addition, information on the fees payable with respect to the Equity Index Fund and the Fund’s total operating expense ratio were compared to similar information for mutual funds advised by other, unaffiliated investment management firms. These comparisons assisted the Trustees in evaluating the reasonableness of the fees relating to the Fund.
     The Trustees also considered the breakpoints in the contractual fee rates in the Sub-Advisory Agreement, the Sub-Adviser’s potential economies of scale, and whether the Funds and their shareholders would participate in the benefits of these economies. In this regard, the Trustees considered the projected amount of assets in the Fund, and information comparing fee rates charged by the Investment Adviser and Sub-Adviser with fee rates charged by other, unaffiliated investment managers to other mutual funds. The Trustees agreed that the fee breakpoints were a way to ensure that benefits of scalability would be passed along to shareholders at the specified asset levels.
     In addition, the Trustees considered whether the Sub-Adviser would experience other benefits relating to its services for the Fund. In this regard, they considered the benefits that affiliates of the Sub-Adviser would receive for providing other services to the Funds, including services as the custodian and accounting agent.
     After deliberation, the Trustees concluded that the fee payable to the Sub-Adviser by GSAM was reasonable in light of the services provided by the Sub-Adviser, and that the Sub-Advisory Agreement should be approved.

Exhibit B
     Pursuant to the Management Agreement, the Investment Advisers are entitled to receive the fees listed below, payable monthly of such Fund’s average daily net assets.

		Actual Rate
		For the Fiscal
Fund	Contractual Rate	Year Ended
		December 31, 2004

CORE U.S. Equity	0.65%*	0.65%

CORE Small Cap Equity	0.75%*	0.75%

Capital Growth	0.75%*	0.75%

Growth and Income	0.75%*	0.75%

Mid Cap Value	0.80%*	0.80%

Growth Opportunities	1.00% on the first $2 billion	N/A

	0.90% over $2 billion

Equity Index	0.30%**	N/A

International Equity	1.00%*	1.00%

Government Income	0.54% on the first $1 billion	N/A

	0.49% on the next $1 billion

	0.47% over $2 billion

Core Fixed Income	0.40% on the first $1 billion	N/A

	0.36% on the next $1 billion

	0.34% over $2 billion

Money Market	0.35%	N/A

* Effective July 1, 2005, the Investment Adviser has implemented a voluntary fee reduction. The fee reduction will become effective on a contractual basis in 2006. The fee reduction imposed breakpoints on the management fees and reduced the management fees for the following Funds to annual rates equal to the following percentages of the average daily net assets of the Funds:

		Over $1 billion
Fund	First $1 billion	up to $2 billion	Over $2 billion

CORE U.S. Equity	0.65%	0.59%	0.56%

Capital Growth	0.75%	0.68%	0.65%

Growth and Income	0.75%	0.68%	0.65%

International Equity	1.00%	0.90%	0.86%

Fund		First $2 billion	Over $2 billion

CORE Small Cap Equity		0.75%	0.68%

Mid Cap Value		0.80%	0.72%

     Prior to April 29, 2005, the contractual rate for the CORE U.S. Equity Fund was 0.70% of the Fund’s average daily net assets. On April 29, 2005, the CORE U.S. Equity Fund entered into a fee reduction commitment with the Investment Adviser to permanently reduce the management fee for the Fund to an annual rate of 0.65% of the average daily net assets of the Fund.

B-1

Exhibit C
Portfolio Managers — Other Accounts Managed by the Portfolio Managers
     The following tables discloses other accounts within each type of category listed below for which the portfolio managers are jointly and primarily responsible for day to day portfolio management.

	Number of Other Accounts Managed and Total Assets by Account Type*						Number of Accounts and Total Assets for Which Advisory Fee is Performance Based*

	Registered						Registered
Name of	Investment		Other Pooled		Other		Investment		Other Pooled		Other
Portfolio Manager	Companies		Investment Vehicles		Accounts		Companies		Investment Vehicles		Accounts

	Number		Number						Number		Number
	of	Assets	of	Assets	Number of	Assets	Number of	Assets	of	Assets	of	Assets
	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed

CORE U.S. Equity Fund

Quantitative Equity Team

Melissa Brown	37	$9.6 bn	5	$2.5 bn	94	$16.7 bn	None	None	1	$109.7 mm	18	$4.2 bn

Gary Chropuvka	38	$9.7 bn	5	$2.5 bn	241	$17.8 bn	None	None	1	$109.7 mm	18	$4.2 bn

CORE Small Cap Equity Fund

Quantitative Equity Team

Melissa Brown	37	$9.6 bn	5	$2.5 bn	94	$16.7 bn	None	None	1	$109.7 mm	18	$4.2 bn

Gary Chropuvka	38	$9.7 bn	5	$2.5 bn	241	$17.8 bn	None	None	1	$109.7 mm	18	$4.2 bn

Capital Growth Fund

Growth Team

Steven M. Barry	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Kenneth T. Berents	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Herbert E. Ehlers	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Gregory H. Ekizian	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Warren Fisher	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Mark Gordon	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Joe Hudepohl	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Prashant Khemka	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Scott Kolar	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Adria Markus	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Derek Pilecki	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Andrew F. Pyne	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Jeffrey Rabinowitz	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

	Number of Other Accounts Managed and Total Assets by Account Type*						Number of Accounts and Total Assets for Which Advisory Fee is Performance Based*

	Registered						Registered
Name of	Investment		Other Pooled		Other		Investment		Other Pooled		Other
Portfolio Manager	Companies		Investment Vehicles		Accounts		Companies		Investment Vehicles		Accounts

	Number		Number						Number		Number
	of	Assets	of	Assets	Number of	Assets	Number of	Assets	of	Assets	of	Assets
	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed

David G. Shell	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Charles Silberstein	29	$9.4 mm	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$1.9 bn

Growth and Income Fund

Value Team

Dolores Bamford	19	$9.2 bn	None	None	311	$4.7 bn	None	None	None	None	1	$113.6 mm

David L. Berdon	19	$9.2 bn	None	None	311	$4.7 bn	None	None	None	None	1	$113.6 mm

Andrew Braun	13	$6.2 bn	None	None	285	$4.1 bn	None	None	None	None	1	$113.6 mm

Scott Carroll	19	$9.2 bn	None	None	311	$4.7 bn	None	None	None	None	1	$113.6 mm

Sally Pope Davis	13	$6.2 bn	None	None	285	$4.1 bn	None	None	None	None	1	$113.6 mm

Sean Gallagher	13	$6.2 bn	None	None	285	$4.1 bn	None	None	None	None	1	$113.6 mm

Lisa Parisi

Edward Perkin	13	$6.2 bn	None	None	285	$4.1 bn	None	None	None	None	1	$113.6 mm

Eileen Rominger	19	$9.2 bn	None	None	311	$4.9 bn	None	None	None	None	1	$113.6 mm

Mid Cap Value Fund

Value Team

Dolores Bamford	19	$9.2 bn	None	None	311	$4.7 bn	None	None	None	None	1	$113.6 mm

David L. Berdon	19	$9.2 bn	None	None	311	$4.7 bn	None	None	None	None	1	$113.6 mm

Andrew Braun	13	$6.2 bn	None	None	285	$4.1 bn	None	None	None	None	1	$113.6 mm

Scott Carroll	19	$9.2 bn	None	None	311	$4.7 bn	None	None	None	None	1	$113.6 mm

Sally Pope Davis	13	$6.2 bn	None	None	285	$4.1 bn	None	None	None	None	1	$113.6 mm

Sean Gallagher	6	$3.0 bn	None	None	26	$662 mm	None	None	None	None	None	None

Lisa Parisi	6	$3.0 bn	None	None	26	$663 mm	None	None	None	None	None	None

Edward Perkin	19	$9.2 bn	None	None	311	$4.7 bn	None	None	None	None	1	$113.6 mm

Eileen Rominger	13	$6.2 bn	None	None	285	$4.1 bn	None	None	None	None	1	$113.6 mm

	Number of Other Accounts Managed and Total Assets by Account Type*						Number of Accounts and Total Assets for Which Advisory Fee is Performance Based*

	Registered						Registered
Name of	Investment		Other Pooled		Other		Investment		Other Pooled		Other
Portfolio Manager	Companies		Investment Vehicles		Accounts		Companies		Investment Vehicles		Accounts

	Number		Number						Number		Number
	of	Assets	of	Assets	Number of	Assets	Number of	Assets	of	Assets	of	Assets
	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed

Growth Opportunities Fund

Growth Team

Steven M. Barry	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Kenneth T. Berents	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Herbert E. Ehlers	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Gregory H. Ekizian	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Warren Fisher	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Mark Gordon	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Joe Hudepohl	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Prashant Khemka	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Scott Kolar	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Adria Markus	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Derek Pilecki	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Andrew F. Pyne	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Jeffrey Rabinowitz	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

David G. Shell	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Charles Silberstein	29	$9.4 bn	1	$67 mm	623	$21.3 bn	None	None	None	None	14	$2.0 bn

Equity Index Fund

James May	3	$59.0 bn	3	$91.3 bn	16	$26.6 bn	2	$4.0 bn	1	$15 mm	3	$1.5 mm

Michael J. Feehily	2	$7.9 bn	4	$15.0 bn	11	$10.0 bn	2	$4.0 bn	1	$15 mm	3	$1.5 mm

International Equity Fund

International Equity Team

Mark Beveridge	4	$604.4 mm	1	$329.2 mm	20	$1.8 bn	None	None	None	None	None	None

Nuno Fernandes	4	$604.4 mm	1	$329.2 mm	20	$1.8 bn	None	None	None	None	None	None

William Howard	4	$604.4 mm	1	$329.2 mm	20	$1.8 bn	None	None	None	None	None	None

Michael Stanes	4	$604.4 mm	1	$329.2 mm	20	$1.8 bn	None	None	None	None	None	None

	Number of Other Accounts Managed and Total Assets by Account Type*						Number of Accounts and Total Assets for Which Advisory Fee is Performance Based*

	Registered						Registered
Name of	Investment		Other Pooled		Other		Investment		Other Pooled		Other
Portfolio Manager	Companies		Investment Vehicles		Accounts		Companies		Investment Vehicles		Accounts

	Number		Number						Number		Number
	of	Assets	of	Assets	Number of	Assets	Number of	Assets	of	Assets	of	Assets
	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed	Accounts	Managed

Government Income Fund

U.S. Fixed Income Team

James Cielinski	6	$2.8 bn	30	$14.2 bn	172	$62 bn	None	None	9	$7.6 bn	13	$7.0 bn

James B. Clark	7	$2.8 bn	9	$4.5 bn	152	$40 bn	None	None	4	$3.8 bn	4	$1.5 bn

Peter D. Dion	12	$8.5 bn	11	$6.0 bn	175	$54 bn	None	None	4	$3.8 bn	12	$5.3 bn

Stig S. Hansen	14	$8.6 bn	12	$6.1 bn	191	$56 bn	None	None	4	$3.8 bn	12	$5.3 bn

Steven Kuhn	11	$8.0 bn	10	$4.8 bn	172	$53 bn	None	None	4	$3.8 bn	12	$5.3 bn

James McCarthy	7	$5.8 bn	3	$1.6 bn	39	$15.8 bn	None	None	None	None	8	$3.8 bn

Christopher Sullivan	7	$2.8 bn	9	$4.5 bn	152	$39.8 bn	None	None	4	$3.8 bn	4	$1.5 bn

Thomas Teles	11	$8.0 bn	10	$4.8 bn	175	$54 bn	None	None	4	$3.8 bn	12	$5.3 bn

Mark Van Wyk	14	$8.6 bn	12	$6.0 bn	191	$56 bn	None	None	4	$3.8 bn	12	$5.3 bn

Core Fixed Income Fund

U.S. Fixed Income Team

James Cielinski	6	$2.8 bn	30	$14.2 bn	172	$62 bn	None	None	9	$7.6 bn	13	$7.0 bn

James B. Clark	7	$2.8 bn	9	$4.5 bn	152	$40 bn	None	None	4	$3.8 bn	4	$1.5 bn

Peter D. Dion	12	$8.5 bn	11	$6.0 bn	175	$54 bn	None	None	4	$3.8 bn	12	$5.3 bn

Stig S. Hansen	14	$8.6 bn	12	$6.1 bn	191	$56 bn	None	None	4	$3.8 bn	12	$5.3 bn

Steven Kuhn	11	$8.0 bn	10	$4.8 bn	172	$53 bn	None	None	4	$3.8 bn	12	$5.3 bn

James McCarthy	7	$5.8 bn	3	$1.6 bn	39	$15.8 bn	None	None	None	None	8	$3.8 bn

Christopher Sullivan	7	$2.8 bn	9	$4.5 bn	152	$39.8 bn	None	None	4	$3.8 bn	4	$1.5 bn

Thomas Teles	11	$8.0 bn	10	$4.8 bn	175	$54 bn	None	None	4	$3.8 bn	12	$5.3 bn

Mark Van Wyk	14	$8.6 bn	12	$6.0 bn	191	$56 bn	None	None	4	$3.8 bn	12	$5.3 bn

* The information is as of December 31, 2004.

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